(212) 318-6054

vadimavdeychik@paulhastings.com

March 2, 2021

Ms. Anu Dubey

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Company”)

File Numbers: 333-251492; 811-23157

Dear Ms. Dubey:

This letter responds to your comments provided to the undersigned with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of the Company, which was filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2020 (SEC Accession No. 0001104659-20-137424).

The Company’s responses to your comments are reflected below. We have restated your comments for ease of reference. Changes will be reflected in pre-effective amendment no. 1 to the Registration Statement (the “Amendment”), which will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used herein shall have the same meaning provided to them in the Registration Statement, unless otherwise indicated.

Comment 1:  Please confirm that the Company was in compliance with Rules 30e-1(c) and 30b2-1(a) and thus, qualified to register securities pursuant to General Instruction A.2 of the Form N-2.

Response:  The Company respectfully submits that while it is not currently A.2 qualified, it anticipates that it will become A.2 qualified after April 1, 2021, and at that time, intends to register securities pursuant to General Instruction A.2 of Form N-2 and offer securities on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933.

Comment 2:  Please include disclosure on the cover page of the Prospectus stating that the rights offering to purchase common shares may substantially dilute the aggregate net asset value of shares owned by shareholders who do not fully exercise their rights and these shareholders should expect upon completion of the offering to own a smaller proportionate interest in the Company than before the offering.

Response: The Company respectfully submits that such disclosure is already included in the Prospectus Supplement relating to the offering of subscription rights. As a result, the Company does not believe any additional disclosure is required.

Comment 3:  On the Cover Page of the Registration Statement, please add a cross reference to the risks associated with leverage.

Response:  The Company will add the following underlined language in the Amendment: Investing in our securities involves certain risks. You could lose some or all of your investment. See “Risk Factors and Special Considerations” beginning on page [•] of this Prospectus for factors that should be considered before investing in our securities, including “Leverage Risk” on page [•].

Comment 4:  If the Company intends to rely on Rule 30e-3 under the Investment Company Act of 1940, please add the required legend on the cover page.

Response: The Company confirms that the required legend will be added in the Amendment.

Comment 5:  Please advise whether the Company invests in so-called “covenant-lite” loans, and, if so, please add applicable disclosure and risk factor.

Response: From time to time, the Company may invest in so-called “covenant-lite” loans as part of its principal investment strategy. As a result, the Company confirms that the Amendment will be revised as appropriate.

Comment 6:  Please add Acquired Fund Fees and Expenses (“AFFE”) line item to the Fee Table, if the fees of investing in other funds are greater than one basis point.

Response: The Company respectfully submits that at this time AFFE is not greater than one basis point. As a result, no further disclosure is necessary at this time.

Comment 7:  Please consider revising the Risk Factors and Special Considerations Section to remove any risks that are not principal risk factors.

Response: The Company confirms that the Amendment will be revised as appropriate.

Comment 8:  Please consider summarizing the risk factors in the principal Risk Factors section.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 9:  Please consider adding language to the Bank Loan Risk factor noting that senior loans may not be securities and therefore an investor in senior loans may not receive the protection of the federal securities laws.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 10:  Please revise the Leverage Risk factor to note that the Company may issue preferred shares in the future.  Global comment.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 11:  Please consider whether the Emerging Markets Risk factor should be revised in light of recent guidance from the SEC’s Division of Investment Management: ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets (Dec. 14, 2020).

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 12:  Please consider adding language to the Special Risks of Derivative Transactions risk factor to note that the Company “will be required to implement and comply with new Rule 18f-4 by the third quarter of 2022.”

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 13:  Please confirm whether Municipal Securities Risk factor is a principal risk factor for the Company. If so, please add corresponding disclosure in the Principal Investment Strategies section.

Response:  The Company confirms that investing in municipal securities is not part of the Company’s principal investment strategy. As a result, the Company has removed Municipal Securities Risk as principal risk factor.

Comment 14:  Please delete the duplicative disclosure relating to the Small- and Mid-Capitalization Risk.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 15:  Please revise the Prospectus Summary to add a brief description of the plan of distribution.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 16:  Please provide the completed Fee Table.

Response:  The Company confirms that the Amendment will include the completed Fee Table.

Comment 17:  Please confirm whether the Company is A.2 qualified, if not, please remove the ability to incorporate by reference. Global comment.

Response:  Please see Company’s response to Comment 1 above.

Comment 18:  Please review this disclosure on page 36 of the Registration Statement and confirm that it includes only the types of investments in which the Company principally invests. See Item 8.2.b.(1) of Form N-2.

Response:  The Company confirms that the disclosure in question includes only the types of investments in which the Company may principally invest.

Comment 19:  Please explain how derivatives will be valued for purposes of calculating Managed Assets. Please note that if they are valued using notional value, the Staff may have additional comments.

Response:  The Company respectfully submits that derivatives are valued based on market value for purposes of calculating Managed Assets.

Comment 20:  Please reconcile the anticipated leverage for the Company.

Response:  The Company respectfully submits that the anticipated leverage for the Company is 26.5%.  The Company further submits that the Amendment will be revised as appropriate.

Comment 21:  Please add disclosure with respect to the Board’s approval of the Sub-Advisory Agreements.  Global comment.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 22:  In Portfolio Management section on page 78, please disclose in this section the individuals who are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Instruction to Item 9.1(c) of Form N-2.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 23:  In the Subscription Rights section on page 85, please add disclosure to note that, in connection with any offering of transferable subscription rights, the Company must comply with the conditions set forth in Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985).

Response:  The Company confirms that the terms of any such offering of subscription rights would comply with the applicable requirements of the 1940 Act. Accordingly, the Company will comply with the below conditions with respect to any issuance of transferable subscription rights to purchase shares of the Company’s common stock at a price below the Company’s net asset value:

•                  The offering will fully protect stockholders’ preemptive rights and will not discriminate among stockholders (except for the de minimis effect of not offering fractional rights);

•                  The Company will use its best efforts to ensure an adequate trading market in the rights for use by stockholders who do not exercise their rights; and

•                  The ratio of the offering will not exceed one new share of common stock for each three rights held, assuming that the Company issues to its stockholders one right for each outstanding share of common stock (in effect, limiting rights offerings to no more than one-third of the number of outstanding shares of common stock at the time of the rights offering).

Furthermore, the Company’s Board of Directors would determine in good faith that the offering would result in a net benefit to existing stockholders. Disclosure on the findings of the Company’s Board of Directors will be included in the Prospectus Supplement for any transferable subscription rights offering.

Comment 24:  Please inform the Staff whether the Company intends to submit the Registration Statement to FINRA for its review prior to its effectiveness.

Response:  The Company respectfully submits that it has not yet submitted the Registration Statement to FINRA for its review of the base prospectus and does not intend to prior to effectiveness. However, the Company confirms that it will submit the Registration Statement to FINRA for its review of the base prospectus prior to any offering in which a FINRA member is expected to participate.

Comment 25:  In the Preferred Shares Prospectus Supplement, please replace the reference to common shares with preferred shares.

Response:  The Company confirms that the Preferred Shares Prospectus Supplement will be revised as appropriate.

Comment 26:  Please confirm that the ratio of the subscription rights offering will not exceed one new share of common stock for each three rights held.

Response: Confirmed.

Comment 27:  On cover page of the Statement of Additional Information (“SAI”), please disclose the date of the associated Prospectus.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 28:  In the Government Regulation of Derivatives section in the SAI, please remove the reference to the 2015 proposal.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 29:  Please confirm the Company’s concentration policy and make applicable revisions in the SAI.

Response:  The Company confirms that the requested change will be made in the Amendment.

Comment 30:  Please revise the disclosure to note that the Company will consider the portfolio holdings of all underlying funds in which it invests for purposes of its concentration policy.

Response:  The Company notes that it does not treat other investment companies as a particular industry for purposes of its concentration policy. The Company believes this approach is consistent with prior SEC guidance.  Specifically, the SEC’s Guide 19 stated “[a] registrant … may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As a result, the Company believes that the current disclosure is appropriate as is.  However, the Company notes that when determining compliance with its own concentration policy, to the extent that the Company may invest in any affiliated and/or unaffiliated investment companies, the Company will consider the investments of such underlying investment companies to the extent practicable.

Comment 31:  In the Director Ownership of Fund Shares and Other Interests Table, please disclose each Director’s ownership of the Company’s shares.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 32:  Please disclose the fee and the dollar amount paid to SIMNA for the last three years.

Response:  The Company confirms that the Amendment will be revised as appropriate or disclosure in question will be incorporated by reference, as permitted pursuant to short-form registration statement on Form N-2.

Comment 33:  Please update references to N-PORT, where applicable.

Response:  The Company confirms that the Amendment will be revised as appropriate.

Comment 34:  Please confirm that the legality opinion will be included with each takedown and, include the appropriate undertaking in Part C.

Response:  The Company confirms that the appropriate legality opinion will be included with each takedown, and the Amendment will be revised to include the appropriate undertaking in Part C.

Comment 35:  Please add the following undertakings: 34.1; 34.3; 34.4; and 34.7.

Response:  The Company confirms that the required undertakings will be included in the Amendment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP